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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.       )*
                                         ------


                             AVI BIOPHARMA, INC.
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                              (NAME OF ISSUER)


                                COMMON STOCK
--------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                               637184-10-8
                     ----------------------------------
                              (CUSIP NUMBER)


                            DECEMBER 15, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 (1) NAMES OF REPORTING PERSONS,
     S.S. or I.R.S. Identification Nos. Of Above Persons

     SuperGen, Inc., 91-1841574
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP                              (b)  / /

     Not applicable
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     1,000,000
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     0
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  1,000,000
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  0
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      / /

     Not applicable
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.5%
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(12) TYPE OF REPORTING PERSON

     CO
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*       All calculations are based on 13,351,206 shares of AVI Biopharma,
Inc. Common Stock outstanding as of 11/1/99, as reported on the Company's Form 10-QSB for the Quarterly Period ended 9/30/99.

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ITEM 1.

    (a)   NAME OF ISSUER:

          AVI Biopharma, Inc.

    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          One SW Columbia Street, Suite 1105, Portland, Oregon 97258


ITEM 2.

    (a)   NAME OF PERSON FILING:

          SuperGen, Inc.

    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Two Annabel Lane, Suite 220, San Ramon, California 94583

    (c)   CITIZENSHIP:

          Delaware

    (d)   TITLE OF CLASS OF SECURITIES:

          Common Stock of $0.0001 par value per share

    (e)   CUSIP NUMBER:

          637184-10-8


ITEM 3.  TYPE OF PERSON REPORTING UNDER RULES 13d-1(b) OR 13d-2(b)

         Not applicable


ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:  1,000,000

    (b) Percent of Class:  7.5%

    (c) Number of Shares as to Which Such Person Has:

          (i) Sole power to vote or to direct the vote:               1,000,000

         (ii) Shared power to vote or to direct the vote:                     0

        (iii) Sole power to dispose or direct the disposition of:     1,000,000

         (iv) Shared power to dispose or direct the disposition of:           0

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       Joseph Rubinfeld, the Chief Executive Officer and a director of
       SuperGen, Inc. also serves as a director of AVI Biopharma, Inc. and holds currently-exercisable options to acquire 25,000 shares of AVI Biopharma, Inc. Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       December 27, 1999

                                       SUPERGEN, INC.

                                       By: /s/ Joseph Rubinfeld
                                           ----------------------------------
                                       President and Chief Executive Officer